                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                            For the month of May 2001


                         COMMISSION FILE NUMBER: 1-7239





                                  KOMATSU LTD.
                 -----------------------------------------------
                  Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  --------------------------------------------
                     Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.   One company announcement made on May 25, 2001.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                KOMATSU LTD.
                                       -------------------------------
                                                (Registrant)

Date: May 25, 2001                 By: /s/ Masaru Fukase
                                       -------------------------------
                                           Masaru Fukase
                                           Senior Executive Officer
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                                      -3-

                                                    Komatsu Ltd.
                                                    2-3-6 Akasaka, Minato-ku,
                                                    Tokyo 107-8414, Japan
                                                    Public Relations Section
                                                    Tel: +81-3-5561-2616
                                                    0017(1694)
                                                    May 25, 2001
                                                    URL: http://www.komatsu.com/

CORRECTION OF PART OF NOTICE OF CHANGE REGARDING MAJOR SHAREHOLDER

     On May 21, 2001, Komatsu Ltd. filed a report of Notice of Change regarding Major Shareholder on Form 6-K with the Securities and Exchange Commission. We hereby correct part of Notice of Change regarding Major Shareholder which was released on May 21, 2001, because on May 24, 2001, two reports were submitted by the major shareholder to the Kanto Bureau of Finance based on Item 4, Paragraph 25, Article 27 and Item 1, Paragraph 25, Article 27 of the Securities and Exchange Low of Japan.

         Corrections in Notice of Change regarding Major Shareholder
                   (Only corrected items are listed below.)

Before Correction
-----------------

3. Number of Shares Held by the Shareholder in Question and Ratio of Holding to Outstanding Shares (Based on the Mass-shareholding Report)

  --------------------------------------------------------------------------------------------
                          No. of Shares     Ratio to       Ranking of Major Shareholding
                              Held         Outstanding
                                             Shares
  --------------------------------------------------------------------------------------------
  Before the Change         95,618,816        9.97%      Ranked top on a real basis.
  (as of March 31, 2001)                                 As stated above, the shareholder in
  ------------------------------------------------------ question does not appear on the
  After the Change         115,960,612       12.09%      shareholders list.
  --------------------------------------------------------------------------------------------

After correction
----------------

3. Number of Shares Held by the Shareholder in Question and Ratio of Holding to Outstanding Shares (Based on the Mass-shareholding Report)

  ------------------------------------------------------------------------------------------
                          No. of Shares    Ratio to     Ranking of Major Shareholding
                              Held        Outstanding
                                            Shares
  ------------------------------------------------------------------------------------------
  Before the Change         94,236,856       9.83%      Ranked top on a real basis.
  (as of March 31, 2001)                                As stated above, the shareholder in
  ----------------------------------------------------  question does not appear on the
  After the Change         116,471,776      12.15%      shareholders list.
  ------------------------------------------------------------------------------------------